Correspondence

SCHLUETER & ASSOCIATES, P. C.

1050 Seventeenth Street, Suite 1750 Denver, Colorado 80265 (303) 292-3883 Facsimile: (303) 296-8880

June 19, 2006

Via Facsimile, EDGAR and U.S. Mail
Ms. Babette Cooper and Tia Jenkins
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Park Hill Capital III Corp. Form 10-KSB For Fiscal Year Ended December 31, 2005 Forms 10-QSB for Quarterly Period ended March 31, 2006 SEC File. No. 30021

Dear Ms. Cooper:

        We represent Park Hill Capital III Corp. (the “Company”). This letter is in response to your letter dated May 26, 2006 (“Letter”), which relates to the Company’s Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 31, 2006 and the Form 10-QSB for the quarter ended March 31, 2006 filed on May 5, 2006 with the United States Securities and Exchange Commission (“Commission”). The responses below have been numbered to correspond to the numbering used in the Letter.

    1.        On June 9, 2006, the Company amended Item 8A of Form 10-KSB for the fiscal year ended December 31, 2005 to address this comment.

    2.        On June 9, 2006, the Company amended Item 3 of Form 10-QSB for the quarter ended March 31, 2006 to address this comment.

        The Company’s management has advised that they understand that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Babette Cooper and Tia Jenkins
United States Securities and Exchange Commission
June 19, 2006

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any comments, questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

Very truly yours, Schlueter & Associates, P.C. By /s/ David Stefanski David Stefanski

      Cc: Park Hill Capital III Corp.